UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Arcellx, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

03940C 10 0

(CUSIP Number)

Karen Narolewski-Engel

c/o SR One Capital Management, LP

985 Old Eagle School Road, Suite 511

Wayne, PA 19087

610-766-2240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 08, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03940C 10 0	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SR One Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,500,007(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,500,007(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,007(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of (i) 3,466,811 shares of Common Stock held of record by SR One Capital Fund I Aggregator, LP and (ii) 2,033,196 shares held of record by SR Co-Invest II, LLC.
(2)

Based upon 34,781,034 shares of common stock, par value $0.001 per share (the “Common Stock”), of Arcellx, Inc. (the “Issuer”) outstanding after the Issuer’s initial public offering (“IPO”) as reported in the Issuer’s prospectus dated February 3, 2022 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on February 7, 2022 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 03940C 10 0	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SR One Capital Fund I Aggregator, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,466,811
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,466,811
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,466,811
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based upon 34,781,034 shares of Common Stock outstanding after the Issuer’s IPO as reported in the Issuer’s Final Prospectus.

CUSIP No. 03940C 10 0	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SR One Capital Partners I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,466,811(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,466,811(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,466,811(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by SR One Capital Fund I Aggregator, LP..
(2)	Based upon 34,781,034 shares of Common Stock outstanding after the Issuer’s IPO as reported in the Issuer’s the Final Prospectus.

CUSIP No. 03940C 10 0	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SR One Co-Invest II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,033,196
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,033,196
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,033,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based upon 34,781,034 shares of Common Stock outstanding after the Issuer’s IPO as reported in the Issuer’s Final Prospectus.

CUSIP No. 03940C 10 0	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SR One Co-Invest Manager II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,033,196(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,033,196(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,033,196(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(2)
14	TYPE OF REPORTING PERSON OO

(1)	All shares are held of record by SR Co-Invest II, LLC.
(2)	Based upon 34,781,034 shares of Common Stock outstanding after the Issuer’s IPO as reported in the Issuer’s the Final Prospectus.

CUSIP No. 03940C 10 0	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Simeon George
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,500,007(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,500,007(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,007(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 3,466,811 shares of Common Stock held of record by SR One Capital Fund I Aggregator, LP and (ii) 2,033,196 shares held of record by SR Co-Invest II, LLC.
(2)	Based upon 34,781,034 shares of Common Stock outstanding after the Issuer’s IPO as reported in the Issuer’s the Final Prospectus.

CUSIP No. 25056L 10 3	SCHEDULE 13D	Page 8 of 12

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Arcellx, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 25 West Watkins Mill Road, Suite A, Gaithersburg, Maryland 20878.

Item 2. Identity and Background.

(a), (c), (f)

This Statement is being filed jointly by each of the following persons (collectively, the “Reporting Persons”):

i.	SR One Capital Fund I Aggregator, LP, a Delaware limited partnership (“Aggregator”);

ii.	SR One Capital Partners I, LP, a Delaware limited partnership (“Partners I”);

iii.	SR One Co-Invest II, LLC, a Delaware limited liability company (Co-Invest II);

iv.	SR One Co-Invest Manager II, LLC, a Delaware limited liability company (‘Co-Invest Manager’);

v.	SR One Capital Management, LLC, a Delaware limited liability company (“Parent”); and

vi.	Simeon George, M.D., a citizen of the United States (“Mr. George” and, together with the Aggregator, Partners I, Co-Invest II, Co-Invest Manager and Parent, the “Reporting Persons”).

Aggregator is directly controlled by its general partner, Partners I. Partners I is directly controlled by its general partner, Parent, and Mr. George controls Parent. Co-Invest II is directly controlled by its manager, Co-Invest Manager. Co-Invest Manager is directly controlled by its manager, Parent, and Mr. George controls Parent. Accordingly, each of Partners I, Parent and Mr. George may be deemed to have voting and dispositive power with respect to the Shares owned by Aggregator.

(b) The address of each Reporting Person for purposes of this filing is: c/o SR One Capital Management, LP, 985 Old Eagle School Road, Suite 511, Wayne, PA 19087.

(d) (e) During the last five years, no Reporting Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

All share numbers below reflect the 5.5041-to-one reverse stock split of the Issuer’s Common Stock and preferred stock that was effective January 28, 2022.

On September 17, 2020, Aggregator purchased an aggregate of 1,550,309 shares of Series A Preferred Stock for an aggregate purchase price of $13,320,108; and purchased 666,651 shares of Series B-1 Preferred stock for an aggregate purchase price of $5,727,805.

On December 17, 2020, Aggregator purchased 533,389 shares of Series B-2 Preferred stock for an aggregate purchase price of $5,727,804.

On March 26, 2021, Aggregator purchased 649,795 shares of Series C Preferred stock for an aggregate purchase price of $7,500,000.

CUSIP No. 25056L 10 3	SCHEDULE 13D	Page 9 of 12

On February 8, 2022, Aggregator acquired 66,667 shares of Common Stock in the Issuer’s initial public offering (the “IPO”) at the public offering price of $15.00 per share. The total consideration paid by the Aggregator for these shares was $1,000,005. In connection with the IPO, all shares of preferred stock held by Aggregator converted into 3,400,144 shares of Common Stock.

All such consideration used to acquire shares was derived from funds provided by affiliates of the Aggregator.

On March 26, 2021, Co-Invest II, purchased 433,196 shares of Common Stock for $5,000,000.83.

On February 8, 2022, Co-Invest II acquired 1,600,000 shares of Common Stock in the IPO at the public offering price of $15.00 per share. The total consideration paid by Co-Invest II for these shares was $24,000,000.

All such consideration were derived from funds provided by affiliates of Co-Invest II.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

The Aggregator appointed Jill Carroll, a Partner and an employee of SR One Capital Management, LP, to the board of the Issuer. Parent is the general partner of SR One Capital Management, LP. Ms. Carroll continues to serve on the board of directors of the Issuer.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a), (b)

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons on the basis of a total of 5,500,007 Common Stock outstanding is set forth in boxes 11 and 13 of the second part of the cover pages to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

The number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover pages to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

CUSIP No. 25056L 10 3	SCHEDULE 13D	Page 10 of 12

(c) Except as described herein, no transaction in shares of Common Stock were effected during the past 60 days by the Reporting Persons

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock held by the Reporting Persons other than the Reporting Persons.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated by reference into Item 6 of this Schedule 13D.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

The Aggregator is a party to that certain Amended and Restated Investors’ Rights Agreement, dated as of March 26, 2021, by and among the Issuer and the investors party thereto (the “Investors’ Agreement”), pursuant to which certain holders of more than 5% of the Issuer’s capital stock and entities affiliated with certain of the Issuer’s directors (collectively, the “Holders”) are entitled to certain registration rights. In particular, the Holders may request that the Issuer register certain of its securities held by them for sale under the Securities Act of 1933, as amended (the “Securities Act”), and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the Holders have the right to include their securities in other registration statements filed by the Issuer.

In connection with the IPO, Aggregator entered into a lock-up agreement (the “Lock-Up Agreement”), a copy of which is attached hereto as Exhibit 3, with BofA Securities, Inc. and SVB Leerink LLC (in their capacity as representatives of several underwriters for the IPO) (the “Representatives”). Pursuant to the Lock-Up Agreement, Aggregator has agreed that for a period of 180 days following the date set forth on the final prospectus used to sell the securities in the IPO, subject to specified exceptions, it will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock of the Issuer, or any options or warrants to purchase any shares of Common Stock of the Issuer, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or hereinafter acquired, owned directly by the Aggregator (including holding as a custodian) or with respect to which the Aggregator has beneficial ownership within the rules and regulations of the SEC.

The summary of the Investor’s Agreement and the Lock-Up Agreement in this Item 6 of the Schedule 13D is qualified in its entirety by reference to the full text of such agreement, which are incorporated herein by reference and a copy of which is filed as an exhibit hereto.

CUSIP No. 25056L 10 3	SCHEDULE 13D	Page 11 of 12

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibits

1	Joint Filing Agreement, dated as of February 18, 2022, by and among the Reporting Persons.

2	Investor Rights Agreement, dated as of March 26, 2021, by and among the Issuer and certain of its stockholders party thereto (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on January 14, 2022).

3

Lock Up Agreement, dated as of January 3, 2022, by and among BofA Securities, Inc. and SVB Leerink LLC, as representatives of the underwriters, and Aggregator (incorporated herein by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on January 31, 2022).

CUSIP No. 25056L 10 3	SCHEDULE 13D	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2022

SR ONE CAPITAL FUND I AGGREGATOR, L.P.

By:	SR One Capital Partners I, LP
By:	SR One Capital Management, LLC,

By:	/s/ Simeon George
Name: Simeon George
Title Managing Member

SR ONE CAPITAL PARTNERS I, LP By: SR One Capital Management, LLC, its General Partner

By:	/s/ Simeon George
Name: Simeon George
Title: Managing Member

SR ONE CO-INVEST II, LP By: SR One Co-Invest Manager II, LLC, its Manager By: SR One Capital Management, LLC, its Manager

By:	/s/ Simeon George
Name: Simeon George
Title: Member

SR ONE CO-INVEST MANAGER II, LLC By: SR One Capital Management, LLC, its Manager

/s/ Simeon George
Name: Simeon George
Title: Member

SR ONE CAPITAL MANAGEMENT, LLC

By:	/s/ Simeon George
Name: Simeon George
Title: Member

/s/ Simeon George
Simeon George